

May 9, 2012

<u>Via E-mail</u>
Chunfeng Tao
Chairman, President, Chief Executive Officer and Director
Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re: Keyuan Petrochemicals, Inc.**
> **Post Effective Amendment No.2 to Registration Statement on Form S-1**
> **Filed May 2, 2012**
> **File No. 333-170324**

Dear Mr. Tao:

We have reviewed your amended registration statement and have the following comments.

<u>Liquidity and Capital Resources, page 77</u>

1.   You state that the loan agreements contain customary affirmative and negative covenants. Please tell us whether the loan agreements contain any financial covenants. If yes, please disclose the material terms. As for the related parties' loan guarantees, please expand your disclosure to provide a materially complete description of the terms of the guarantees and describe the historical as well as prospective effects on the related parties and the impact the agreements have on the company's current liquidity position. In addition, please file the loan agreements as exhibits to the registration statement or explain to us why you are not required to do so under Item 601(b)(10) of Regulation S-K.

<u>Review, Approval and Ratification of Related Party Transactions, page 91</u>

2.   We note your disclosure in Note 24, page F-29 to your financial statements. Please revise to provide complete disclosure of all related party transactions required to be disclosed under Item 404 of Regulation S-K. The material economic terms of the relationships and transactions disclosed in Note 24 should be disclosed in appropriate detail in the prospectus to provide the information required by Item

11(n) of Form S-1. Also, please file the agreements governing the scope of the transactions disclosed in Note 24 or tell us why you are not required to do so under Item 601(b)(10) of Regulation S-K.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Louis Taubman, Esq.
    Arila Zhou
    Hunter Taubman Weiss LLP